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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of December , 2002
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                            CHINA ENTERPRISES LIMITED
                           ---------------------------
                 (Translation of Registrant's Name Into English)

      8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
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                    (Address of Principal Executive Offices)





     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F    X         Form 40-F
                              -------                -------



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes                       No    X
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                            CHINA ENTERPRISES LIMITED

                                  PRESS RELEASE

NEW YORK, DECEMBER 11, 2002. China Enterprises Limited announces that on December 5, 2002 the New York Stock Exchange notified the Company that the NYSE had affirmed the staff's decision to suspend and delist the Company's common stock. As a result, the NYSE will commence delisting proceedings and notify the U.S. Securities and Exchange Commission of its intent to delist the Company's common stock from trading on the NYSE.

The Company's common stock currently trades on the OTC Bulletin Board under the stock symbol CSHEF. The Company continues to explore its options with respect to a public trading market for its common stock.

The Company, formerly known as China Tire e-commerce.com Ltd., is a holding company for a number of Sino-foreign equity joint venture enterprises and two other international joint ventures, which manufacture and market tires in China and other countries abroad. The Company also has a substantial interest in an investment holding company the subsidiaries of which are principally engaged in the business of providing package tours, travel, transportation and other related services.
For more information, please contact:

                  Hong Kong
                  China Enterprises Limited
                  Tel: (852) 2372 0130
                  Fax: (852) 2810 6982

                  New York
                  Citigate Dewe Rogerson Inc.
                  Tel: (212) 688 6840
                  Fax: (212) 838 3393

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     Except for statements of historical fact, this news release contains certain forward-looking statements about the Company within the meaning of the Private Securities Litigation Reform Act. Because such statements are subject to significant risks and uncertainties, including changes in economic and market conditions and successful implementation of growth plans, actual results may differ materially. There are other risks not listed here that may affect the future business and financial results of the Company, as well as the forward-looking statements contained herein. To learn more about such risks and uncertainties, you should consult the risks noted in the Company's recent SEC filings. All forward-looking statements contained in this press release speak only as of the date on which they were made. The Company undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             CHINA ENTERPRISES LIMITED



                                             By   (Sd.) Ho Kin Cheong, Kelvin
                                                --------------------------------
                                                    Ho Kin Cheong, Kelvin
                                                    Secretary


Dated: 27th December, 2002